Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2019 Second-Quarter Unaudited Financial Results

— Significant Growth in Enterprise Solutions —

— Another Quarter of Record High Gross Billing, Revenue and Gross Profit —

Hong Kong, August 26, 2019 — iClick Interactive Asia Group Limited (“iClick”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced unaudited financial results for the second quarter ended June 30, 2019.

	Three Months Ended June 30,
(US$ in thousands)			Percentage
(Unaudited)	2019	2018	Change

Financial Metrics:
Revenue
Marketing solutions	46,590	42,697	9%
Enterprise solutions	2,757	—	N/M
Total revenue	49,347	42,697	16%
Gross profit	13,596	9,912	37%
Adjusted EBITDA[1]	840	851	(1)%
Adjusted net loss[1]	(1,102)	(1,138)	N/M
Diluted adjusted net loss per ADS[1]	(0.02)	(0.02)	N/M
Operating Metrics:
Gross billing	140,871	105,389	34%

“We are pleased to report another record quarter with increase in top-line revenues by 16% YoY to $49.3 million amid a challenging business environment,” said Sammy Hsieh, Chief Executive Officer and Co-Founder of iClick. “During this quarter the Renminbi depreciated against the US dollar by 7% compared with the second quarter of 2018. Eliminating currency fluctuation, our revenue would have increased 24% to $52.8 million for the second quarter of 2019 compared with the same period last year.”

“Our Enterprise Solution initiative has continued to ramp up as we reported a sequential gain of more than 80% from the first quarter of 2019 to $2.8 million. For the first half of 2019 the Enterprise Solutions business accounts for 4.8% of our total revenue. We are optimistic that the contribution from this key area will consistently increase over time as we continue to receive strong demand from a number of our leading brand clients,” continued Mr. Hsieh. “We continue our momentum in establishing new partnership opportunities globally. A recent example is the announcement of a new strategic partnership with Vector Inc., the leading strategic PR group in Japan.  This is a perfect illustration of our integration of enterprise and marketing solutions that allow us to provide Japanese brands with technology to target Chinese consumers traveling in Japan.  We continue to seek out similar opportunities.”

Additionally, the revenue from our Marketing Solutions also reached another record high. We reported $46.6 million in the second quarter, representing an increase of 9% YoY. “While we believe the long-term growth trend is positive for this segment, we expect challenges from the current business environment in the near term. Therefore, we continue to build partnerships in different geographies as our joint venture, V-Click Technology was recently officially launched, which helps our expansion into Thailand and Southeast Asia,” concluded Mr. Hsieh.

1       For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Second Quarter 2019 Results:

Revenue for the second quarter of 2019 grew to US$49.3 million, up 16% from US$42.7 million for the same period last year, attributable to the increase in contributions from existing marketing solutions and the Company’s new enterprise solutions, which was launched in January 2019, partially offset by depreciation of the Renminbi against the US dollar by 7% compared with the second quarter of 2018. On a currency-neutral basis, the revenue increased 24% at US$52.8 million for the second quarter of 2019 compared with the same period last year.

Revenue from marketing solutions grew to US$46.6 million for the second quarter of 2019, up 9% from US$42.7 million for the second quarter of 2018, primarily as the result of growing market demand from marketers. On a currency-neutral basis, the revenue increased 17% at US$49.9 million for the second quarter of 2019 compared with the same period last year.

Revenue from enterprise solutions was US$2.8 million for the second quarter of 2019.

Gross profit for the quarter ended June 30, 2019 increased 37% to US$13.6 million, compared with US$9.9 million for the quarter ended June 30, 2018, mainly due to improvements in gross profit margin from the Company’s marketing solutions, and contribution from higher margin enterprise solutions.

Total operating expenses were US$16.0 million for the second quarter of 2019, compared with US$11.1 million for the second quarter of 2018, primarily attributable to the expenses incurred for new business development, which led to an increase in staff cost and marketing activities. We also offered higher incentives for sales personnel for their contribution to our continuous business growth.

Operating loss was US$2.4 million for the second quarter of 2019, compared with an operating loss of US$1.2 million for the prior-year period, as a result of higher expenses incurred for new business development and more incentives for sales personnel.

Net loss totalled US$3.2 million for the 2019 second quarter, compared with US$2.6 million for the 2018 second quarter, as a result of the fair value losses on convertible notes of US$1.0 million in the second quarter of 2019, partially offset by the decrease of exchange loss by US$0.8 million.

Net loss attributable to the Company’s shareholders per basic and diluted ADS was US$0.06, compared with a net loss per basic and diluted ADS of US$0.05 for the second quarter of 2018.

Adjusted EBITDA for the second quarter of 2019 was relatively stable at US$840,000, compared with US$851,000 for the second quarter of 2018, resulting from the increase in gross profit but partially offset by more operating expenses as discussed above. For a reconciliation of the Company’s adjusted EBITDA to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss attributable to the Company’s shareholders, which excludes, among others, share-based compensation expenses, fair value losses on convertible notes, and other gains for the 2019 second quarter remained stable at US$1.1 million. For a reconciliation of the Company’s adjusted net loss to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 grew to US$140.9 million for the second quarter ended June 30, 2019, up 34% from US$105.4 million in the same period last year. The increase is primarily a result of increasing marketer demand, partially offset by depreciation of the Renminbi against the US dollar by 7% compared with a year ago. The gross billing increased 43% on a currency-neutral basis at US$150.6 million for the second quarter of 2019 compared with a year ago.

As of June 30, 2019, the Company had cash and cash equivalents of US$41.9 million, compared with $39.8 million as of December 31, 2018. Restricted cash and time deposit amounted to US$9.6 million and US$0.2 million respectively, compared with US$nil at December 31, 2018.

Share Repurchase Program

In November of 2018 we announced that our board of directors authorized us to purchase up to $10 million of our own ADS in a twelve-month period. Through the first half of 2019 we purchased an aggregate value of approximately US$482,000.

Outlook

Based on the information available as of the date of this press release, iClick provided the following outlook for the third quarter of 2019 and the following outlook for the 2019 full year:

Third Quarter 2019:

•                  Revenue is estimated to be between US$50 million and US$54 million.

•                  Gross profit margin is estimated to be between 26% and 28%.

Full Year 2019:

•                  Revenue is estimated to be between US$190 million and US$210 million.

•                  Gross profit margin is estimated to be between 26% and 28%.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

2       Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 26, 2019 (8:00 PM Beijing/Hong Kong time on August 26, 2019). A live and archived webcast of the conference call will be available on iClick’s investor relations website at http://ir.i-click.com.

Dial-in details for the conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038

Conference ID:	8556408

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers until September 3, 2019:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162

Replay Access Code:	8556408

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Additionally, currency-neutral revenue and gross billing are calculated using actual exchange rates in use during the comparative prior year period to enhance the visibility of the underlying business trends excluding the impact of translation arising from foreign currency exchange rate fluctuations. These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies; including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	John Marco
Phone: +86-21-3230-3931 #892	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: johnm@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

Revenue	49,347	42,697	88,565	77,926
Cost of revenues	(35,751)	(32,785)	(62,579)	(59,891)
Gross profit	13,596	9,912	25,986	18,035

Operating expenses
Research and development expenses	(1,505)	(1,482)	(2,849)	(2,877)
Sales and marketing expenses	(10,872)	(6,276)	(20,868)	(12,167)
General and administrative expenses	(3,600)	(3,311)	(6,838)	(5,875)
Total operating expenses	(15,977)	(11,069)	(30,555)	(20,919)
Operating loss	(2,381)	(1,157)	(4,569)	(2,884)
Interest expense	(332)	(175)	(537)	(347)
Interest income	115	42	214	193
Other gains/ (losses), net	440	(744)	1,212	1,336
Fair value losses on convertible notes	(991)	—	(1,992)	—
Loss before income tax expense	(3,149)	(2,034)	(5,672)	(1,702)
Share of losses from an equity investee	(14)	—	(14)	—
Income tax expense	(81)	(572)	(27)	(1,016)
Net loss	(3,244)	(2,606)	(5,713)	(2,718)
Net loss attributable to noncontrolling interests	103	—	437	—
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(3,141)	(2,606)	(5,276)	(2,718)

Net loss	(3,244)	(2,606)	(5,713)	(2,718)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	(836)	(1,319)	89	(1,534)

Comprehensive loss	(4,080)	(3,925)	(5,624)	(4,252)
Comprehensive loss attributable to noncontrolling interests	103	—	437	—
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(3,977)	(3,925)	(5,187)	(4,252)

Net loss per ADS attributable to iClick Interactive Asia Group Limited
— Basic	(0.06)	(0.05)	(0.09)	(0.05)
— Diluted	(0.06)	(0.05)	(0.09)	(0.05)

Weighted average number of ADS used in per share calculation:
— Basic	57,021,120	52,167,588	56,700,646	52,158,106
— Diluted	57,021,120	52,167,588	56,700,646	52,158,106

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of June 30, 2019	As of December 31, 2018

Assets
Current assets
Cash and cash equivalents	41,928	39,828
Time deposit	208	—
Restricted cash	9,574	—
Short-term investment	—	17,427
Accounts receivable, net of allowance for doubtful receivables of US$1,507 as of June 30, 2019 and December 31, 2018 respectively	125,725	65,627
Rebates receivable	4,362	4,067
Prepaid media costs	14,244	19,107
Other current assets	3,950	3,242
Total current assets	199,991	149,298

Non-current assets
Deferred tax assets	1,046	1,153
Investment in equity investee	553	—
Property and equipment, net	554	329
Intangible assets, net	6,911	7,247
Goodwill	55,156	48,496
Long-term investment	503	503
Right-of-use assets[3]	2,015	—
Other assets	337	232
Total non-current assets	67,075	57,960

Total assets	267,066	207,258

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$81 and US$45 as of June 30, 2019 and December 31, 2018, respectively)	33,238	6,557
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,102 and US$1,300 as of June 30, 2019 and December 31, 2018, respectively)	43,215	27,191
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$2,799 and US$1,776 as of June 30, 2019 and December 31, 2018, respectively)	16,130	16,348
Lease liabilities[3]	1,157	—
Bank borrowings	26,009	9,439
Convertible notes at fair value	32,398	34,837
Income tax payable	3,264	2,779
Total current liabilities	155,411	97,151

Non-current liabilities
Other liabilities	561	673
Lease liabilities[3]	899	—
Deferred tax liabilities	2,616	2,794
Total non-current liabilities	4,076	3,467

Total liabilities	159,487	100,618

Equity
Ordinary shares — Class A (US$0.001 par value; 80,000,000 shares authorized as of June 30, 2019 and December 31, 2018, respectively; 23,697,509 and 23,166,092 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively)	24	23
Ordinary shares — Class B (US$0.001 par value; 20,000,000 shares authorized as of June 30, 2019 and December 31, 2018, respectively; 4,820,608 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively)	5	5
Treasury shares (1,316,721 shares and 1,363,860 shares as of June 30, 2019 and December 31, 2018, respectively)	(1,011)	(576)
Additional paid-in capital	298,917	293,072
Statutory reserves	81	81
Accumulated other comprehensive losses	(5,778)	(5,867)
Accumulated deficit	(186,689)	(181,413)
Total iClick Interactive Asia Group Limited shareholders’ equity	105,549	105,325
Noncontrolling interests	2,030	1,315

Total equity	107,579	106,640

Total liabilities and equity	267,066	207,258

3        The Company adopted the new leasing guidance (ASU 2016-02) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the consolidated balance sheets for lease contracts having terms beyond 12 months period. The adoption of new leasing guidance resulted in recognition of US$2.0 million of right-of-use assets and US$2.1 million of lease liabilities, respectively, as of June 30, 2019. The consolidated financial information related to periods prior to January 1, 2019 were not restated, and continue to be reported under ASC Topic 840 — Leases.

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense, (v) share-based compensation, (vi) fair value losses on convertible notes, (vii) other (gains)/ losses, net, (viii) net loss attributable to noncontrolling interests, (ix) share of losses from an equity investee, (x) cost related to new business setup or acquisitions, and (xi) cost related to filing of Form F-3.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA to net loss for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

Net loss	(3,244)	(2,606)	(5,713)	(2,718)
Add/(less):
Depreciation and amortization	1,644	1,284	3,378	2,646
Interest expense	332	175	537	347
Interest income	(115)	(42)	(214)	(193)
Income tax expense	81	572	27	1,016
EBITDA	(1,302)	(617)	(1,985)	1,098
Add/(less):
Share-based compensation	568	724	1,226	1,498
Fair value losses on convertible notes	991	—	1,992	—
Other (gains)/losses, net	(440)	744	(1,212)	(1,336)
Net loss attributable to noncontrolling interests	103	—	437	—
Share of losses from an equity investee	14	—	14	—
Cost related to new business setup or acquisitions[4]	397	—	397	—
Cost related to filing of Form F-3[5]	509	—	509	—
Adjusted EBITDA	840	851	1,378	1,260

4  Cost related to new business setup or acquisition represents transaction cost for setting up Thailand business and other acquisitions, including audit, legal and professional fee.

5  It represents cost related to F-3 filing such as audit, legal and professional fee.

Adjusted net loss represents net loss before (i) share-based compensation, (ii) fair value losses on convertible notes, (iii) other (gains)/ losses, net, (iv) net loss attributable to noncontrolling interests, (v) share of losses from an equity investee, (vi) cost related to new business setup or acquisitions, and (vii) cost related to filing of Form F-3. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net loss to net loss for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

Net loss	(3,244)	(2,606)	(5,713)	(2,718)
Add/(less):
Share-based compensation	568	724	1,226	1,498
Fair value losses on convertible notes	991	—	1,992	—
Other (gains)/ losses, net	(440)	744	(1,212)	(1,336)
Net loss attributable to noncontrolling interests	103	—	437	—
Share of losses from an equity investee	14	—	14	—
Cost related to new business setup or acquisitions	397	—	397	—
Cost related to filing of Form F-3	509	—	509	—
Adjusted net loss	(1,102)	(1,138)	(2,350)	(2,556)

The basic and diluted adjusted net loss per ADS for the periods indicated are calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

Numerator:
Adjusted net loss	(1,102)	(1,138)	(2,350)	(2,556)

Denominator:
Denominator for basic and diluted net loss per ADS
- Weighted average ADS outstanding	57,021,120	52,167,588	56,700,646	52,158,106

Basic adjusted net loss per ADS	(0.02)	(0.02)	(0.04)	(0.05)

Diluted adjusted net loss per ADS	(0.02)	(0.02)	(0.04)	(0.05)